Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE RESTATED CERTIFICATE OF INCORPORATION OF

UNITED RENTALS, INC.

Pursuant to Section 242

of the General Corporation Law

of the State of Delaware

United Rentals, Inc., a Delaware corporation (the “Corporation”), does hereby certify that the following amendment to the Restated Certificate of Incorporation filed with the Secretary of State of Delaware on March 16, 2009 (the “Charter”) has been duly approved in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

That Article IX of the Charter be amended and restated in its entirety to read as follows:

Any action required or permitted to be taken by the stockholders must be taken at a duly called and convened annual meeting or special meeting of stockholders and cannot be taken by consent in writing.

Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the statute) outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the By-Laws of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed by its duly authorized officer on this 4 day of May, 2017.

UNITED RENTALS, INC.

By	/s/ Joli L. Gross
	Name:	Joli L. Gross
	Title:	Senior Vice President, General Counsel and Corporate Secretary